UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                 AUTOTOTE CORPORATION (f/k/a United Tote, Inc.)
                 ----------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   053323-10-1
                 -----------------------------------------------
                                 (CUSIP Number)

                          A. Lorne Weil (212-754-2233)
                    750 Lexington Avenue, New York, NY 10022
                 -----------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 7, 1998
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                       ---------------------------------
CUSIP NO. 053323-10-1             13D                  PAGE 2 OF 10 PAGES
----------------------                       ---------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                   A. Lorne Weil
                                                                   ###-##-####
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)[_]
                                                                   (b)[_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS* OO (see Item 3 below)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                Canadian Citizen
--------------------------------------------------------------------------------
                                     7      SOLE VOTING POWER
                                                                3,041,733
                 NUMBER OF           -------------------------------------------
                  SHARES             8      SHARED VOTING POWER
               BENEFICIALLY                                         -0-
                 OWNED BY            -------------------------------------------
                   EACH              9      SOLE DISPOSITIVE POWER
                 REPORTING                                      3,041,733
                  PERSON             -------------------------------------------
                   WITH              10     SHARED DISPOSITIVE POWER
                                                                     -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                3,041,733
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                     [_]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     8.05%


--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
                                                                       IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

         This Amended and Restated Schedule 13D amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on November 12, 1991, as amended by Amendment No. 1 filed April 16, 1992 and Second Amendment No. 1 filed November 30, 1992 and as further amended by Amendments No. 2, No. 3, No. 4 and No. 5 filed with the Commission on December 9, 1992, October 20, 1993, March 24, 1994 and April 15, 1994,
respectively (the "Schedule 13D").



The Schedule 13D is hereby amended and restated on behalf of Mr. Weil as follows:

Item 1.  Security and Issuer


         This statement relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock") of Autotote Corporation, a Delaware corporation (the "Issuer") having its principal executive offices at 750 Lexington Avenue, New York, New York 10022.


Item 2.  Identity and Background

         This statement is being filed by A. Lorne Weil. Mr. Weil's principal business address is 750 Lexington Avenue, New York, New York 10022. Mr. Weil's principal occupation is as President, Chief Executive Officer and Chairman of the Board of the Issuer. During the past five years, Mr. Weil has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Weil has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Weil being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Weil is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The initial acquisition of the Issuer's securities by Mr. Weil resulted from the Issuer's acquisition of Autotote Systems, Incorporated in December 1989. Pursuant to a stock purchase agreement between the Issuer and certain stockholders of Autotote Systems, Incorporated, dated as of December 8, 1989, Mr. Weil exchanged his securities of Autotote Systems, Incorporated for (i) securities, (ii) cash, and (iii) subordinated debentures of the Issuer, some of which debentures, as described below, were the source of the consideration used for future acquisitions of the Issuer's securities.

           The acquisition to which the original Schedule 13D relates resulted from Mr. Weil entering into a modification agreement with the Issuer dated as of October 31, 1991 (the "Modification Agreement") to reduce the principal amount of, and accrued interest on, the Issuer's subordinated debentures due January 1, 1998 (the "Debentures"). In exchange for a reduction of $312,972.00 of the principal amount of the Debentures held by Mr. Weil, in the original principal amount of $1,694,106.78, and the waiver of accrued and unpaid interest of $149,132.89, Mr. Weil received a warrant (the "Warrant") to purchase 490,724 shares of Common Stock at $1.6357 per share (after adjustment for a 3 for 2 stock dividend paid on June 30, 1993, a 2 for 1 stock dividend paid on October 25, 1993 (the "Stock Splits"), and for certain dilutive events in 1995 and 1996, as described below). The Modification Agreement and Form of Common Stock Purchase Warrant are filed hereto as Exhibit A and Exhibit B, respectively, and any description thereof is qualified in its entirety by reference thereto.

         The acquisition to which Amendment No. 1 relates resulted from a grant by the Issuer to Mr. Weil on March 3, 1992 of an option (the "March 1992 Option") to purchase 525,000 shares of Class A Common Stock (after adjustment for Stock Splits) at the exercise price of $2.34 per share (after adjustment for Stock Splits), subject to Mr. Weil's execution of a two-year employment agreement with the Issuer (the "Employment Agreement").

         The acquisitions to which Second Amendment No. 1 and Amendment No. 2 relate resulted from Mr. Weil executing the Employment Agreement, dated as of April 24, 1992, which provided for Mr. Weil's employment as Chief Executive Officer; and from Mr. Weil's participation in the Issuer's Subordinated Debenture Exchange Offer (the "Exchange Offer"), pursuant to which Mr. Weil received 130,479 shares of Class A Common Stock (after adjustment for Stock Splits) in exchange for tendering $432,997.38 principal amount of, and accrued and unpaid interest on, the Debentures.

         The acquisitions to which Amendment No. 3 relates resulted from the issuance to Mr. Weil on October 5, 1992 of an option (the "October 1992 Option") to purchase 600,000 shares of Class A Common Stock (after adjustment for Stock Splits) at the exercise price of $3.50 per share (after adjustment for Stock
Splits) pursuant to Mr. Weil's execution of a five-year employment agreement dated as of November 1, 1992 with the Issuer (the "1992 Employment Agreement"), such agreement superseding the Employment Agreement. All of the shares subject to the October 1992 Option are currently deemed to be beneficially owned by Mr. Weil. Amendment No. 3 also relates to the disposition by Mr. Weil on September 28 and 29 and October 1, 1993 of 70,000, 62,500 and 17,500 shares, respectively, pursuant to Rule 144 under the Securities Act of 1933.

         The transaction to which Amendment No. 4 and Amendment No. 5 relate resulted from Mr. Weil entering into a swap transaction (the "Swap") effective March 25, 1994 with Bankers Trust Company ("BT") in respect of 500,000 shares (the "Swap Shares") of Class A Common Stock of the Issuer held by him, the details of which are more fully described in Item 6.

         On December 14, 1995, in connection with Mr. Weil's employment, the Issuer granted to Mr. Weil an option to purchase 273,000 shares (the "1995
Option") of Class A Common Stock at the exercise price of $3.00 per share. One-half of the shares subject to the 1995 Option has vested and such shares are currently deemed to be beneficially owned by Mr. Weil. On each of December 14, 1998 and 1999, 68,250 shares subject to the 1995 Option will vest and within 60 days prior to such vesting, Mr. Weil will be deemed to beneficially own the shares of Class A Common Stock subject to such vested 1995 Option. On December 16, 1996, in connection with Mr. Weil's employment, the Issuer granted to Mr. Weil an option to purchase 200,000 shares (the "1996 Option") of Class A Common Stock at the exercise price of $1.0625 per share. One-quarter of the shares subject to the 1996 Option has vested and such shares are currently deemed to be beneficially owned by Mr. Weil. On each of December 16, 1998, 1999 and 2000, 50,000 of the shares subject to the 1996 Option will vest and within 60 days prior to such vesting, Mr. Weil will be deemed to beneficially own the shares of Class A Common Stock subject to such vested 1996 Option. The Warrant issued to Mr. Weil on October 31, 1991 was adjusted pursuant to certain anti-dilution provisions in the terms of such warrant, as a result of the issuances of securities by the Issuer in October 1995, November 1995, January 1996 and March 1996 for consideration below the then "current market price," as such term is defined in the Form of Common Stock Purchase Warrant (filed hereto as Exhibit B). Pursuant to such adjustments, the number of shares of Class A Common Stock underlying the Warrant held by Mr. Weil was increased from 481,599 to 490,724; and the exercise price of the Warrant was adjusted from $1.6667 per share to $1.6357 per share. On April 15, 1996, Mr. Weil purchased 100 shares of Class A Common Stock in an open market transaction on the American Stock Exchange at a purchase price of $3.06 per share. In June 1996, the Issuer extended the expiration dates of the March 1992 Option and the October 1992 Option; such options which were scheduled to expire in March 1997 and October 1997, respectively, will expire in March 2002 and October 2002, respectively. In October 1996, the Issuer extended the expiration date of the Warrant; such Warrant which was scheduled to expire in October 1996 will expire in October 1999. On March 13, 1997, Mr. Weil and the Issuer executed a subscription agreement with respect to the purchase by Mr. Weil of 250,000 shares of Class A Common Stock at the purchase price of $1.20 per share pursuant to an offering for members of the Issuer's management and board of directors. The aggregate purchase price of $300,000 for the 250,000 shares was paid for out of the proceeds of a personal loan from BT which was subsequently repaid by Mr. Weil. On September 24, 1997, Mr. Weil unwound the Swap as more fully described in Item 6. On January 7, 1998, Mr. Weil reached an agreement with Lawrence, Tyrrell, Ortale and Smith ("LTOS"), a New York limited partnership, with respect to the purchase by Mr. Weil of LTOS's Common Stock Purchase Warrant covering 491,881 shares (the "LTOS Warrant") at a purchase price of $.90 per share. On February 25, 1998, Mr. Weil and LTOS executed a purchase agreement for the LTOS Warrant (see Item 6 below). The aggregate purchase price of $442,692.90 for the LTOS Warrant was paid for out of the proceeds of a personal loan from IBJ Schroder Bank & Trust Company.


Item 4.  Purpose of the Transaction


         Mr. Weil's acquisitions of the Issuer's securities have been for investment purposes and include securities which were granted to him by the Issuer in connection with his employment.


Item 5.  Interest in Securities of the Issuer


         Mr. Weil

         Mr. Weil beneficially owns 3,041,733 shares of Class A Common Stock (including 982,605 shares which may be acquired upon the exercise of warrants and 1,311,500 shares which may be acquired upon the exercise of stock options) or 8.05% of the Class A Common Stock outstanding as of March 1, 1998. Mr. Weil holds sole voting and dispositive power over all of the shares beneficially owned by him. To the best of Mr. Weil's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class A Common Stock beneficially owned by him. Securities held by The Lorne Weil 1989 Trust, as described under the caption "The Lorne Weil 1989 Trust" below, are not included in Mr. Weil's beneficial holdings; and Mr. Weil disclaims beneficial ownership of such securities pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Exchange Act").

         Since the filing of Amendment No. 5, (i) the March 1992 Option and the October 1992 Option to purchase 525,000 shares and 600,000 shares, respectively, have become fully vested and are currently deemed to be beneficially owned by Mr. Weil, and the expiration dates of such options were extended by five years;
(ii) Mr. Weil acquired the 1995 Option and the 1996 Option, 136,500 and 50,000 shares of which, respectively, are vested and currently deemed to be beneficially owned by Mr. Weil; (iii) the Warrant was adjusted pursuant to the anti-dilution provisions in the Warrant as a result of certain dilutive events in 1995 and 1996, and the expiration date of such Warrant was extended by three years; (iv) Mr. Weil and BT terminated the Swap on September 24, 1997; (v) Mr. Weil purchased an aggregate of 250,100 shares of Class A Common Stock, 100 of such shares on the open market, and 250,000 of such shares from the Issuer; and
(vi) Mr. Weil reached an agreement on January 7, 1998 with LTOS to purchase the LTOS Warrant and executed a purchase agreement for such warrant on February 25, 1998.

         The Lorne Weil 1989 Trust

         The Lorne Weil 1989 Trust holds 314,790 shares of Class A Common Stock (including 98,146 shares which may be acquired upon exercise of a warrant) (the "Trust Shares") or .88% of the Class A Common Stock outstanding as of March 1, 1998. Under the terms of the trust agreement dated as of October 14, 1989 (the "Trust Agreement"), Philip David, as trustee of The Lorne Weil 1989 Trust, holds sole voting and investment power with respect to securities held by such trust; and Mr. Weil, the grantor of The Lorne Weil 1989 Trust, is entitled to receive the net income of such trust until October 14, 1999, the tenth anniversary of the date of the Trust Agreement (see Item 6 below). Mr. Weil does not have or share voting power or investment power with respect to the Trust Shares. The Trust Shares, therefore, have not been aggregated, pursuant to 13d-3 under the Exchange Act, in calculating the number of securities beneficially owned by Mr. Weil. Mr. Weil disclaims beneficial ownership of the Trust Shares pursuant to Rule 13d-4 under the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

           On October 14, 1989, Mr. Weil entered into the Trust Agreement with Philip David which established The Lorne Weil 1989 Trust. The Trust Agreement provides that (i) Mr. David, as trustee, holds sole voting and investment power with respect to securities held by the trust, and (ii) Mr. Weil, the grantor, is entitled to receive the net income of the trust's assets until October 14, 1999, the tenth anniversary of the Trust Agreement, at which time all undistributed income will be distributed to Mr. Weil, and the principal of the trust as well as all future income from such trust will be distributed to the beneficiaries of the trust in accordance with the provisions of the Trust Agreement. The Trust Agreement is filed as Exhibit C hereto and any description thereof is qualified in its entirety by reference thereto. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Weil disclaims beneficial ownership of the securities held by The Lorne Weil 1989 Trust.

           Mr. Weil and BT entered into the Swap effective as of March 25, 1994, pursuant to which (a) Mr. Weil delivered the Swap Shares to BT, and was obligated to pay BT (i) at the end of each quarter during the five-year term of the Swap (the "Term") the amount of dividends declared during such quarter on the Swap Shares, (ii) at the end of the Term any appreciation during the term in the price of the Swap Shares above $26.7769 per share, and (iii) an annual fee in consideration for BT entering into the Swap; and (b) BT was obligated to pay Mr. Weil (i) at the end of each quarter during the Term an amount equal to the three month London Interbank Offered Rate ("LIBOR") less 2.125% of the Calculation Amount, as such term is defined in the Confirmation Letter Agreement dated as of March 21, 1994 between A. Lorne Weil and BT (included as Exhibit D hereto), and (ii) at the end of the Term an amount equal to any depreciation during the Term in the price of the Swap Shares below $26.7769 per share. The Swap also provided that Mr. Weil would retain voting and investment power over the Swap Shares during the Term of the Swap. On September 24, 1997, BT and Mr. Weil terminated the Swap and in connection therewith, BT returned the Swap Shares to Mr. Weil and paid Mr. Weil $12,388,450 in cash. See Confirmation Letter Agreement included as Exhibit D, the final draft of the International Swap Dealers Association, Inc. ("ISDA") Master Agreement between
A. Lorne Weil and BT included as Exhibit E hereto, and the executed ISDA Master Agreement between A. Lorne Weil and BT included as Exhibit F hereto.


           On January 7, 1998, Mr. Weil reached an agreement with LTOS to purchase a warrant with respect to 491,881 shares of Class A Common Stock at a purchase price of $.90 per share. On February 25, 1998, Mr. Weil and LTOS executed a purchase agreement for such warrant. Mr. Weil acquired the LTOS Warrant for an aggregate purchase price of $442,692.90. See Purchase Agreement dated February 25, 1998 between LTOS and A. Lorne Weil included as Exhibit G hereto.

Item 7.   Material to be filed as Exhibits


          Exhibit  A  -       Modification  Agreement  to  Autotote  Corporation
                              Subordinated  Debentures  dated as of October  31,
                              1991./1/

          Exhibit B   -       Form of Common Stock Purchase  Warrant dated as of
                              October 31, 1991./1/

          Exhibit C   -       The Lorne  Weil 1989 Trust  Agreement  dated as of
                              October 14, 1989.

          Exhibit D   -       Confirmation  Letter  Agreement  dated as of March
                              21, 1994  between A. Lorne Weil and Bankers  Trust
                              Company, London Branch./2/

          Exhibit E   -       Final  draft  of the  International  Swap  Dealers
                              Association, Inc. ("ISDA") Master Agreement dated as of January 12, 1994 between A. Lorne Weil and
                              Bankers Trust Company./2/

          Exhibit F   -       Executed Copy of the ISDA Master  Agreement  dated
                              as of January 12,  1994  between A. Lorne Weil and
                              Bankers Trust Company./3/

          Exhibit G   -       Purchase Agreement dated February 25, 1998 between
                              Lawrence,  Tyrrell,  Ortale & Smith  and A.  Lorne
                              Weil.

                              The Exhibit Index appears on page 10.


----------------------
1 Incorporated by reference to Exhibit B to the Issuer's Schedule 13D filed with the Commission by A. Lorne Weil on November 12, 1991 (File No. 5-36154).

2 Incorporated by reference as an exhibit to Amendment No. 4 to the Issuer's Schedule13D filed with the Commission by A. Lorne Weil on March 24, 1994 (File No. 5-36154).

3 Incorporated by reference as an exhibit to Amendment No. 5 to the Issuer's Schedule13D filed with the Commission by A. Lorne Weil on April 15, 1994 (File No. 5-36154).

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May   13, 1998
--------------
    Date


/s/ A. Lorne Weil
--------------------
Name:  A. Lorne Weil

                                  EXHIBIT INDEX

Exhibit


          Exhibit  A  -       Modification  Agreement  to  Autotote  Corporation
                              Subordinated  Debentures  dated as of October  31,
                              1991./1/

          Exhibit B   -       Form of Common Stock Purchase  Warrant dated as of
                              October 31, 1991./1/

          Exhibit C   -       The Lorne  Weil 1989 Trust  Agreement  dated as of
                              October 14, 1989.

          Exhibit D   -       Confirmation  Letter  Agreement  dated as of March
                              21, 1994  between A. Lorne Weil and Bankers  Trust
                              Company, London Branch./2/

          Exhibit E   -       Final  draft  of the  International  Swap  Dealers
                              Association, Inc. ("ISDA") Master Agreement dated as of January 12, 1994 between A. Lorne Weil and
                              Bankers Trust Company./2/

          Exhibit F   -       Executed Copy of the ISDA Master  Agreement  dated
                              as of January 12,  1994  between A. Lorne Weil and
                              Bankers Trust Company./3/

          Exhibit G   -       Purchase Agreement dated February 25, 1998 between
                              Lawrence,  Tyrrell,  Ortale & Smith  and A.  Lorne
                              Weil.


----------------------
1 Incorporated by reference to Exhibit B to the Issuer's Schedule 13D filed with the Commission by A. Lorne Weil on November 12, 1991 (File No. 5-36154).

2 Incorporated by reference as an exhibit to Amendment No. 4 to the Issuer's Schedule13D filed with the Commission by A. Lorne Weil on March 24, 1994 (File No. 5-36154).

3 Incorporated by reference as an exhibit to Amendment No. 5 to the Issuer's Schedule13D filed with the Commission by A. Lorne Weil on April 15, 1994 (File No. 5-36154).

                                  Page10 of 10

                                                                       EXHIBIT C
                                 LORNE WEIL 1989
                                      TRUST

                            Dated: October 14 , 1989

                                     between

                                   LORNE WEIL,
                                                as Grantor,
                                       and

                                  PHILIP DAVID,
                                                as Trustee.

                           TABLE OF CONTENTS


                                                                    Page Number
                                                                    -----------

 ARTICLE I
        Disposition of Income and Principal.............................    1

 ARTICLE II
          Provisions Regarding the Trustees.............................    5

 ARTICLE III
         Payment or Application of Income
              and Principal.............................................    7

 ARTICLE IV
        Investment and Administrative Provisions........................    8

 ARTICLE V
        Common Disaster Provision ......................................   12

 ARTICLE VI
        Additional Property.............................................   12

 ARTICLE VII
        Irrevocability..................................................   13

 ARTICLE VIII
        Governing Law...................................................   14

 ARTICLE IX
        Exculpatory Provision...........................................   14

 ARTICLE X
        Accounting by the Trustees......................................   14

 ARTICLE XI
        Consolidation of Trust Funds....................................   15

 ARTICLE XII
        Change of Situs.................................................   16

 ARTICLE XIII
        Release of Powers...............................................   16

 ARTICLE XIV
        Acceptance of Trusteeship.......................................   18

Acknowledgments

Schedule A

          LORNE WEIL 1989 TRUST, dated as of the      day of
         ,1989, between LORNE WEIL, as Grantor (the "Grantor"), and PHILIP DAVID, as Trustee.
           The Grantor hereby assigns, transfers and delivers to the Trustee the property listed on Schedule A, the receipt of which is hereby acknowledged by the Trustee, to be held in trust. The trusts hereby created shall be managed and disposed of, together with the income and proceeds thereof, in accordance with the provisions of this Agreement.

                                    ARTICLE I
                                    ---------
                       Disposition of Income and Principal
                       -----------------------------------

            A. The net income of the trust shall be paid to or applied for the benefit of the Grantor in convenient installments but not less often than annually.
            B. Upon the tenth (10th) anniversary of the date of this Agreement, the Trustees shall distribute (i) all accrued and undistributed income on hand to the Grantor and (ii) the principal of the trust in accordance with the provisions of Subdivision D of this Article.
           C. If the Grantor shall die prior to the tenth (10th) anniversary of the date of this Agreement, the princ- ipal of the trust remaining at the Grantor's death, and all accrued and undistributed income, shall be distributed to the legal representatives of the Grantor's estate to be disposed of as a part of such estate.
            D. Pursuant to the provisions of this Article, certain property is to be disposed of in accordance with the provisions of this Subdivision D. Such property shall be distributed in equal shares per stirpes to the Grantor's then living issue, provided, however, that any share distributable to a child of the Grantor who shall not have attained age forty (40) at that time shall not be distributed outright to such child, but instead shall be held in a separate trust for his benefit in accordance with the provisions of Subdivision E of this Article. If none of the Grantor's issue shall be living at that time, such property shall be distributed to the legal representatives of the estate of the Grantor's last living issue to be disposed of as a part of such estate.
          E. Pursuant to the foregoing provisions of this Article, certain property is to be held by the Trustees in a separate trust for the benefit of a child of the Grantor in accordance with the provisions of this Subdivision E. The Trustees shall dispose of the income and principal of each such trust as follows:
                 1. The net income of the trust shall be paid to or applied for the benefit of the child of the Grantor for whom the trust was established (the "Beneficiary"), in equal quarterly installments, as nearly as may be, or more often in the discretion of the Trustees, provided, however, that the Trustees may accumulate and add to principal the whole or any part of such net income, any such capitalized income thereafter to be disposed of as a part of such principal.
                2. The Trustees are authorized, at any time and from time to time, to pay to or apply for the benefit of the Beneficiary, such part or all of the principal of the trust as the Trustees shall deem advisable in their absolute discretion for any reason whatsoever, even though any such payment or payments shall result in the termination of the trust.
                    3. When the Beneficiary shall attain age thirty (30), one-third (1/3 ) of the principal of the trust remaining at that time shall be distributed to the Beneficiary outright, provided, however, that if the Beneficiary shall


                                       -2
have attained age thirty (30) but not age thirty-five (35) at the time this trust is funded (or at the time property is added to this trust, as the case may be) one-third (1/3) of the principal of the trust (or of such added property, as the case may be) shall be paid to the Beneficiary at that time in lieu of the payment specified in the first clause of this Paragraph 3.
                4. When the Beneficiary shall attain age thirty-five (35), one-half (1/2) of the principal of the trust remaining at that time shall be distributed to the Beneficiary outright, provided, however, that if the Beneficiary shall have attained age thirty-five (35) but not age forty (40) at the time this trust is funded (or at the time property is added to this trust, as the case may be) two-thirds (2/3) of the principal of the trust (or of such added property, as the case may be) shall be paid to the Beneficiary at that time in lieu of the payments specified in Paragraph 3 and in the first clause of this Paragraph 4.
                 5. When the Beneficiary shall attain age forty (40), the principal of the trust, at that time remaining, shall be distributed to the Beneficiary.
                 6. If the  Beneficiary  shall die  before  attaining  age forty
(40), the principal of the trust remaining at that time shall be distributed in equal shares per stirpes to the Beneficiary's then living issue or, if none, in equal shares per stirpes to the then living issue of the Grantor, provided, however, that any property distributable to a child of the Grantor who shall not have attained age forty (40) at that time shall not be distributed outright to such child but instead shall be added to the trust for such child pursuant to the provisions of this Subdivision E of Article I. If none of


                                       -3
the Grantor's issue shall be living at that time, such property shall be distributed to the legal representative of the Beneficiary's estate to be disposed of as a part of such estate.
           F. If at any time more than one trust is held or to be held pursuant to Subdivision E of this Article I for any one Beneficiary, then any two or more of such trusts may be consolidated and held as a single trust for his benefit pursuant to Subdivision E of this Article I.
          G. Notwithstanding anything in this Article I to the contrary, if the Trustees determine, in their absolute discretion, that it would not be in the best interests of a child of the Grantor to distribute any part or all of the principal of the trust created for his benefit at the time specified in Paragraphs 3, 4 and 5 of Subdivision E of this Article I or to distribute to such child any part or all of the property, if any, distributable to such child pursuant to the provisions of Subdivision D of this Article I or Paragraph 6 of Subdivision E of this Article I, the Trustees are authorized to retain such part or all of the trust principal or such property, as the case may be, and to hold it in trust for such period of time as they shall deem advisable, including for the lifetime of such child, until the Trustees, in their absolute discretion, shall determine that such distribution would no longer be against such child's best interests. During such period of trust, the Trustees shall have the same powers over income and principal as set forth in Paragraphs 1 and 2 of Subdivision D of this Article I.


                                       -4

                                   ARTICLE II
                                   ----------
                        Provisions Regarding the Trustees
                        ---------------------------------

           A. If PHILIP DAVID shall cease for any reason to act as Trustee hereunder, KIM E. BAPTISTE shall act as successor Trustee hereunder.
           B. The individual Trustees hereunder at any time in office, are authorized, at any time and from time to time, by an instrument in writing, signed and acknowledged, to appoint an individual or a series of individuals or a bank or trust company to act as Trustee hereunder in succession to or in addition to any Trustee herein appointed or to any other Trustee appointed pursuant to the power herein granted. A successor Trustee may be appointed to succeed a particular Trustee or to succeed any Trustee.
          C. Any Trustee may at any time resign by an instru- ment in writing, signed and acknowledged and delivered to the remaining or next successor Trustee, as the case may be.
          D. Any instrument appointing a successor Trustee shall be revocable by the individual Trustees at the time being in office at any time prior to the acceptance of such appointment and the assumption of the duties of Trustee by the appointee. In the event that the individual Trustees, at any time in office, shall have executed more than one instrument appointing a successor Trustee, then the instrument which shall bear the most recent date and shall be unrevoked shall govern.
          E. PHILIP DAVID shall not receive any commissions or other compensation for the performance of his duties as a Trustee hereunder, provided, however, that he shall be entitled to reimbursement for reasonable expenses incurred in connection with the performance of such duties.


                                       -5

           F. The title, powers, duties, immunities and discretion conferred upon the Trustees by this Agreement shall continue after the termination of the trust until final distribution.
           G. No bond or other security shall be required of any Trustee for the faithful performance of his, her or its duties, any law of any state or jurisdiction to the contrary notwithstanding.
           H. The terms "Trustee" and "Trustees" wherever used in this Agreement shall be taken to mean the trustees or trustee for the time being in office and each such Trustee shall have the same rights, powers, duties, authority and privileges, whether or not discretionary, as if originally appointed hereunder, except as may be otherwise expressly provided.
           I. Any individual Trustee may, at any time and from time to time, by an instrument in writing, delegate any or all of his or her rights, powers, duties, authority and privileges, whether or not discretionary, to any other Trustee for such period or periods of time as may be specified in such written instrument, provided, however, that any such instrument shall be revocable at any time and that any Trustee who is granted any discretionary power hereunder may not delegate such discretionary power to any Trustee who is not granted such discretionary power.
           J. No beneficiary who is acting as a Trustee here-under shall exercise or participate in the exercise of any discretionary power to distribute to himself or herself the income or principal of any trust created hereunder.


                                       -6

           K. No Trustee shall use the income or principal of any trust created hereunder to or for his or her own pecuniary benefit or for the discharge of his or her legal obligations, including tax obligations.
           L. Ministerial duties of the Trustees (such as signing of checks, execution of brokerage transactions relating to securities or commodities, and the like) may be executed by any one Trustee.

                                   ARTICLE III
                                   -----------
                 Payment or Application of Income and Principal
                 ----------------------------------------------

           A. The Trustees are authorized in their absolute discretion and notwithstanding the foregoing provisions of this
Agreement:

                   1. In any case in which they are authorized or directed to pay or distribute income or principal to any beneficiary, to apply the whole or any part of such income and, in case such beneficiary shall be under the age of twenty-one (21) years or, by reason of advanced age, illness or other physical or mental incapacity, incapable of handling and disposing of his or her property, as determined by the Trustees (other than such beneficiary) in their absolute discretion, the whole or any part of such principal, directly to the care, comfort, maintenance, support, education or use of such beneficiary, instead of paying or distributing the same to such beneficiary or to pay or distribute the whole or any part of such income or principal payable or distributable to any such beneficiary to (i) the parents of such beneficiary,
(ii) the guardian, committee or other legal representative, wherever appointed, of such beneficiary, (iii) the person with whom such beneficiary shall reside,
(iv) any other person having the care and control of such beneficiary, (v) any adult person or bank or trust company to hold as custodian for any minor beneficiary under the Uniform Gifts to Minors Act or similar statute of any jurisdiction, or (vi) such beneficiary personally, the receipt of the person to whom any such payment or distribution is so made being a sufficient discharge therefor even though any one of the Trustees may be such person.

                 2. To defer, in whole or in part, payment or distribution of any property to which a minor may be entitled until such minor shall have attained the age of twenty-one (21) years, or to make such payment or distribution at any time or from time to time during the minority of such minor, holding the whole or the undistributed portion thereof as a separate and distinct share for such minor absolutely with all of the powers and authority set forth in Article IV of this Agreement; and


                                       -7

                  3. To accumulate and invest the whole or any part of any income to which a minor may be entitled for the benefit of such minor, to pay, distribute or apply any such accumulated income to or for the benefit of such minor as provided in Paragraph 1 of this Subdivision A at any time during minority, and to pay or distribute any balance thereof to such minor when such minor shall have attained the age of twenty-one (21) years or, if such minor shall die before attaining such age, to the executor, administrator or other legal representative of the estate of such minor or, if there shall be no such legal representative, to such persons as would have inherited the same, in the same proportions as they would have taken under the law of the state in which such minor shall die domiciled, if such minor had died intestate and the absolute owner thereof.

             B. No disposition, charge or encumbrance on the income or principal of any trust created under this Agreement, or any part thereof, by any beneficiary by way of anticipation shall be valid or in any way binding upon the Trustees, and no beneficiary shall have the right to assign, transfer, encumber or otherwise dispose of such income or principal or any part thereof until the same shall be paid or distributed to such beneficiary by the Trustees, and no income or principal or any part thereof shall in anywise be liable to any claim of any creditor of any such beneficiary.

             C. The word "minor" whenever used in this Agreement shall be taken to mean any person who has not attained the age of twenty-one (21) years. Whenever used in this Agreement, the words "child" and "children" shall not include grandchildren or more remote descendants; the word "issue" shall include descendants of whatever degree; the words "child", "children", and "issue" shall include persons who shall have been legally adopted prior to attaining the age of fourteen (14) years and any children or issue of children or issue so legally adopted. Unless the context requires otherwise, words in the singular number include the plural, words in the plural number include the singular, words of the masculine gender include the feminine and words of the feminine gender include the masculine.

                                   ARTICLE IV
                                   ----------
                    Investment and Administrative Provisions
                    ----------------------------------------

           The Trustees are authorized in their absolute discretion with respect to any property at any time held or acquired by them, including any accumulated income, and in addition to all powers granted to them by law:

                 A. To sell or otherwise dispose of the same at such times, in such manner, for cash or on credit, and upon such terms and conditions, as they shall deem advisable;

                 B. To make such purchases or exchanges at such times, in such manner and upon such terms and conditions as they shall deem advisable, and to invest in such bonds, preferred or common stocks, mortgages, partnerships (general or limited), joint ventures, investment trusts, or common trust funds (regardless of any compensatory or other relation-


                                       -8
ship the Trustees may have with relation thereto), or other evidences of rights, interests or obligations, or in such other property, real or personal, including interests of any kind in natural resources (and including interests commonly known as working interests in oil, gas or any other mineral) as they shall deem advisable, and without regard to any law concerning the investment of trust funds or to the amount which shall be invested in any one security or in any one kind of investment and even though all or substantially all of such investments may be in common stocks or other equity securities;

                  C. To exercise in person or by general or limited proxy all voting and other rights, powers and privileges, and to take all steps to realize all benefits with respect to stocks or other securities including the power to enter into or oppose, alone or with others, voting trusts, mergers, consolidations, foreclosures, liquidations, reorganizations or other changes in the financial structure of any corporation;

                  D.  To  assent  to  or  participate  in  any   reorganization,
readjustment, recapitalization, consolidation, merger, dissolution, sale or purchase of assets, lease, mortgage, contract or other action or proceeding by any corporation; to deposit securities or other property under, or become a party to, any agreement or plan for any such action or proceeding or for the protection of holders of securities; to subscribe to new securities issued pursuant to any such action or proceeding; to delegate discretionary powers to any reorganization, protective or similar committee; to exchange any property for any other property in connection with any of the foregoing; and to pay any assessments or other expenses in connection with any of the foregoing;

                  E. To manage, maintain, improve, lease (for any term whether or not extending beyond the term of any trust created by this Agreement or the term fixed by any law), mortgage, partition or otherwise dispose of any real or personal property or any interest therein, to make alterations in any buildings now or hereafter located on any such property or to demolish the same, to construct new buildings, all in such manner and upon such terms and conditions as they shall deem advisable, and to enter into contracts or grant options with respect to any of the foregoing;

                  F.  To  foreclose   mortgages   and  bid  in  property   under
foreclosure or to take title to property by conveyance in lieu of foreclosure, either with or without payment of consideration; to continue mortgage investments after maturity, either with or without renewal or extension, upon such terms as they shall deem advisable; to consent to the modification, renewal or extension of any note whether or not secured, or any bond or mortgage, or of any term or provision thereof, or of any guarantee thereof, or to the release of such guarantee; to release obligors on bonds secured by mortgages or to refrain from instituting suits or actions against such obligors for deficiencies; to use such part of the property held under this Agreement as they shall deem advisable for the protection of any investment in real property or in any mortgage on real property;


                                       -9

                  G. To abandon any property, real or personal, which they shall deem to be worthless or not of sufficient value to warrant keeping or protecting; to abstain from the payment of taxes, water rents, assessments, repairs, maintenance and upkeep of any such property; to permit any such property to be lost by tax sale or other proceedings, or to convey any such property for a nominal consideration or without consideration;

                  H. To adjust, compromise and settle or refer to arbitration any claim in favor of or against any trust created by this Agreement, and to institute, prosecute or defend such legal proceedings as they shall deem advisable;

                  I. To borrow money from themselves or from any other party, whether for the purpose of raising funds to pay taxes or otherwise, and to give or not to give security therefor, all upon such terms and for such periods as they shall deem advisable;

                  J. To employ and pay the compensation of such accountants, custodians, experts, counsel, legal or investment, and other agents as they shall deem advisable and to delegate discretionary powers to, and to rely upon information or advice furnished by, such accountants, custodians, experts, counsel or other agents, provided, however, that if a bank or trust company shall be acting as a Trustee hereunder, no payments shall be made to such bank or trust company for its custodian or investment counsel services;

                  K. To carry on any business owned by the Grantor for such period of time as they shall deem advisable, or to sell or liquidate the same;

                  L. To set up reserves for taxes, assessments, insurance, repairs, depreciation, obsolescence and general maintenance on any buildings or other property held by them out of rents, profits or other income receivedon such buildings or other property;

                  M. To hold property in their name as Trustees or in the name of a nominee or unregistered and in such form as will pass by delivery;

                  N. To make any division, distribution or partition of property in kind or otherwise and to allot any property, including an undivided interest therein, to any trust, part, fund or share, whether or not the same kind of property is allotted to other trusts, parts, funds or shares;

                  O. To drill, test, explore, mine, develop and otherwise exploit any oil, gas, mineral or other interests of any kind in natural resources (including interests commonly known as working interests in oil, gas or any other mineral), and to enter into pooling, unitization, repressurization and any other type of agreement relating to the development, operation and conversation of mineral properties which, in their discretion, is for the best interests of any trust created hereunder;


                                      -10

                   P. To make any payment or distribution required or authorized under this Agreement either wholly or partly in kind and to cause any share to be composed of cash, property or undivided fractional interests in property different in kind from any other share, pro rats or non pro rata, without regard to differences in the tax bases of any such property;

                   Q. To divide the principal of any trust created hereunder which has an inclusion ratio, as defined in Section 2642(a)(1) of the Internal Revenue Code of 1986, as amended from time to time (the "Code") of neither one
(1) nor zero into two (2) separate trusts representing two (2) fractional shares of the property being divided, one to have an inclusion ratio of one (1) and the other to have an inclusion ratio of zero;

                   R. With respect to all or any part of the principal of any trust created hereunder (including a pecuni- ary amount), the Trustees (other than the Grantor and a Trustee who is also a beneficiary of the affected trust) are authorized, by an instrument in writing filed with the trust records, (a) to give any beneficiary hereunder a general testamentary power of appointment within the meaning of Section 2041 of the Code (including a power that requires the consent of the Trustees other than a beneficiary of the affected trust) over any part or all of the principal of the trust held for such beneficiary; (b) to eliminate such power for all or any part of such principal as to which such power was previously created; (c) to release irrevocably the right to eliminate such power; and (d) to divide any trust into two (2) fractional shares based upon the then portion of the trust that would be includible in the gross estate of the beneficiary holding such power if he died immediately before such division and each such part shall be administered as a separate trust unless the Trustees shall, in their sole discretion, thereafter combine such separate trusts into a single trust which they may do. In authorizing such action it is the Grantor's hope (but he does not direct) that a general power will be kept in effect when the Trustees believe the inclusion of the property affected thereby in the beneficiary's gross estate may achieve a significant savings in transfer taxes by having an estate tax rather than a Chapter 13 tax imposed on the property subject to the general power or significant income tax benefits; and

                  S. Generally, to exercise all such rights and powers and to do all such acts and to enter into all such agreements as persons owning similar property in their own right might lawfully exercise, do or enter into.

             In any case in which the Trustees are required or permitted to divide any property held hereunder or any investment made hereunder into shares they shall not be required physically to divide any of such property or investments but may assign undivided interests therein to the various shares.

             No person dealing with the Trustees shall be bound to see to the application or disposition of cash or other property transferred to the Trustees, or to inquire into the authority for or propriety of any action by the Trustees.


                                      -11

               Notwithstanding any contrary provision in this Agreement, in the event that any non-income producing property shall be held in the trust for the benefit of the Grantor under Article I of this Agreement, the Trustees shall, upon the written request of the Grantor, convert such property into income producing property within a reasonable period of time.

               The Trustees are authorized, in their absolute discretion, irrespective of whether they may also be serving as legal representatives of the Grantor's estate, to purchase on behalf of any trust hereunder any property, real, personal or mixed, tangible or intangible, and wherever situated, belonging to the estate of the Grantor or to make loans or advancements, secured or unsecured, to the legal representatives of the estate of the Grantor in order to provide funds for the payment of any taxes, administration expenses, or other indebtedness of such estate. Any such purchases, loans and advancements shall be made upon such terms and conditions as the Trustees in their discretion deem appropriate, and the Trustees shall not be liable for any loss to any trust hereunder for having acted in accordance with this Paragraph.

                                    ARTICLE V
                                    ---------
                            Common Disaster Provision
                            -------------------------

            In the event that any beneficiary and any person upon whose death such beneficiary shall become entitled to receive either income or principal under this Agreement shall die in a common accident or disaster or under such circumstances that it is difficult or impracticable to determine who survived the other, then for the purposes of this Agreement such beneficiary shall be deemed to have predeceased such person.

                                   ARTICLE VI
                                   ----------
                               Additional Property
                               -------------------

            If at any time after the tenth (10th) anniversary of the date of this Agreement, additional property of any kind acceptable to the Trustees shall be assigned and transferred to them by the Grantor or any other person, inter vivos or by will admitted to probate, or delivered to the Trustees to be added to the trust, the Trustees shall accept such property and hold the same as part of the trust estate, subject to the terms and conditions of this Agreement.


                                      -12

                                   ARTICLE VII
                                   -----------
                                 Irrevocability
                                 --------------

           A. This Agreement and the trusts hereby created shall be irrevocable and shall not be subject to modification or amendment, except to the limited extent provided in Subdivision B of this Article.
           B. It is intended that after the tenth (10th) anniversary of the date of this Agreement, the Grantor shall not be treated as the owner of any portion of the trust for federal income tax purposes pursuant to Sections 671 through 677 of the Code and the regulations promulgated thereunder, and that the Grantor shall not have retained any interest in or power with respect to property transferred in trust hereunder which interest or power would cause such property to be included in the Grantor's gross estate for federal estate tax purposes pursuant to Sections 2033, 2035, 2036, 2037, 2038, 2041 or 2042 of the Code and
the regulations promulgated thereunder or pursuant to any other provision of law. This instrument shall be construed in accordance with the foregoing statement of intent and, subject thereto, it may be amended by an instrument executed by all of the Trustees, but only to the extent that any purported amendment shall: (i) clarify the meaning of any provision so as to avoid the necessity of instructions by a court; (ii) alter or add to the administrative powers of the Trustees for the better accomplishment of the trust purposes; and
(iii) conform such provisions to laws or regulations (including any provisions of the Code or any regulation promulgated thereunder) affecting the federal or state gift or estate tax consequences of such trust. All modifications or amendments of this Agreement shall be effected by written instrument signed and acknowledged by all of the Trustees.


                                      -13

                                  ARTICLE VIII
                                  ------------
                                  Governing Law
                                  -------------

                All questions pertaining to the validity, construction and administration of this Agreement and the trusts hereby created shall be determined in accordance with the laws of the State of New York.

                                   ARTICLE IX
                                   ----------
                              Exculpatory Provision
                              ---------------------

              No individual Trustee acting hereunder shall be liable for any loss or damage which may happen in connection with the execution of his or her duties under this Agreement without his or her willful default or deliberate wrongdoing, unless such loss or damage shall be occasioned by the willful violation of an express provision hereof, and shall not be liable or responsible to any person or entity beneficially interested in the trust for any loss or depreciation which may arise from any investment made in accordance with this Agreement or which may be occasioned by the exercise of any discretionary power authorized herein.

                                    ARTICLE X
                                    ---------
                           Accounting by the Trustees
                           --------------------------

            During the lifetime of the Grantor, the Trustees may, at any time and from time to time, render an account of their transactions as Trustees to the Grantor with respect to any trust created hereunder.
            After the death of the Grantor, the Trustees may, at any time and from time to time, render an account of their transactions as Trustees with respect to any trust created hereunder to the person or persons entitled to the current income thereof and to any one or more of the persons presump-


                                      -14
tively entitled to the next eventual estate in whole or in part as to principal.
             Such designated person or persons shall have full power to settle finally any such account and, on the basis of such account, to release the Trustees, individually and as Trustees, from all liability, responsibility or accountability for their acts or omissions as Trustees. In the event that any one or more of such designated persons shall be an infant or under other legal disability, his or her guardian or committee in any jurisdiction or, in the case of such a person without a guardian or committee, his or her parents or either of them, shall have full power to act with respect to any such settlement and release. Any such settlement and release shall be binding and conclusive upon all persons having or claiming any interest under this Agreement and shall have the force and effect of a final decree of a court of competent jurisdiction rendered in an appropriate proceeding for the settlement of such an account in which jurisdiction was obtained of all necessary and proper parties.
            The foregoing provisions, however, shall not preclude the Trustees from having their accounts judicially settled if they shall so desire.

                                   ARTICLE XI
                                   ----------
                          Consolidation of Trust Funds
                          ----------------------------

            In any case in which the Trustees are directed by any provision hereunder to hold property in trust for any beneficiary or beneficiaries for whom other property is being held or is to be held in a trust with similar terms under the Will or an inter vivos instrument of the Grantor or the Grantor's spouse they may, after the tenth (10th) anniversary of the date of this Agreement, add such property to the principal of such


                                      -15
trust, such property to be disposed of in all respects as part of such principal, instead of holding such property in a separate trust hereunder, as the Trustees, in their absolute discretion, shall deem advisable, whether to achieve economies of administration or for tax reasons or for any other reason.

                                   ARTICLE XII
                                   -----------
                                 Change of Situs
                                 ---------------

               Notwithstanding the foregoing provisions of this Agreement, the situs of any of the trusts created hereunder may be transferred, at any time and from time to time, to such other state of the United States of America or to such other country or jurisdiction, as the Trustees shall deem advisable in their absolute discretion, without the approval of any court unless required by applicable law and without the filing of any bond. The Trustees are hereby authorized to take whatever action may be necessary to effect a transfer of situs. If court approval is required to effect a transfer of situs, it is the Grantor's intention and desire that the court accept the determination of the Trustees even if one or more trust beneficiaries disagree with such determination. A transfer of situs by the Trustees shall be evidenced by an instrument in writing, signed and acknowledged by them. From and after such transfer of situs, the administration of the trust or trusts affected shall be governed by the law of the new situs.

                                  ARTICLE XIII
                                  ------------
                                Release of Powers
                                -----------------

            Any beneficiary or Trustee hereunder may, at any time, release any power of appointment or power to distribute principal or income or power to terminate any trust or any other similar power given to such beneficiary or Trustee, as


                                      -16
the case may be, by this Agreement, either with or without consideration, with respect to the whole or any part of the property subject to the power, and also in such manner as to reduce or limit the persons or objects or classes of persons or objects in whose favor such power would otherwise be exercisable, by written instrument signed by the beneficiary or Trustee releasing such power and delivered to the Trustees. In the event of the release of any power by any Trustee pursuant to the provisions of this Article, the remaining Trustees may thereafter exercise such power (other than any such power which may not be vested in such remaining Trustees). The release of any power by any Trustee pursuant to the provisions of this Article shall not be binding upon any Trustee who may thereafter act hereunder, provided, however, that the release of any power by all of the Trustees or a sole Trustee, as the case may be, then in office, shall be binding upon any and all Trustees who may thereafter act hereunder if such Trustees or sole Trustee, as the case may be, shall specifically so provide by written instrument signed by such Trustees or sole Trustee, as the case may be.


                                      -17

                                   ARTICLE XIV
                                   -----------
                            Acceptance of Trusteeship
                            -------------------------

            PHILIP DAVID hereby accepts the trusts created by this Agreement and agrees to act in accordance with the terms and provisions hereof.
            IN WITNESS WHEREOF, LORNE WEIL has hereunto set his hand and seal as Grantor, and PHILIP DAVID has hereunto set his hand and seal as Trustee as of the date and year first above written.

                          /s/ Lorne Weil              [L.S.]
                          ---------------------------
                                LORNE WEIL, Grantor

                          /s/ Philip David            [L.S.]
                          ---------------------------
                                PHILIP DAVID, Trustee

                                      -18

STATE OF NEW YORK    )
                     :  ss.:
COUNTY OF NEW YORK   )


        On this 28th day of October , 1989, before me person- ally appeared LORNE WEIL, to me known and known to me to be the person described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.

                                        /s/ Carol Ann Sacha Martin
                                        --------------------------
                                               Notary Public



STATE OF NEW YORK    )
                     :  ss.:
COUNTY OF NEW YORK   )


        On this 27thday of October , 1989, before me personally appeared PHILIP DAVID, to me known and known to me to be the person described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.

                                        /s/ Dominic A. Petito
                                        --------------------------
                                               Notary Public

                                   SCHEDULE A

                                                                       EXHIBIT G

                               PURCHASE AGREEMENT


         Purchase Agreement dated this 25th day of February, 1998, but as of January 7th, 1998, by and between Lawrence, Tyrrell, Ortale and Smith ("Seller") and A. Lorne Weil ("Buyer").

         WHEREAS, the Seller wishes to sell to the Buyer, and the Buyer wishes to buy from the Seller, warrants (the "Warrant") to purchase 491,881 shares of the Class A Common Stock of Autotote Corporation, a Delaware Corporation, par value $.01 per share (the "Warrant Shares");

         WHEREAS, Buyer in a Memorandum dated January 7 had reached an understanding with Seller on the terms of purchase contemplated herein, subject to determining the appropriate method of complying with Securities Exchange Act
Section 16(b);

         WHEREAS,  Seller,  as of today's  date,  has agreed to comply with said
Section 16(b) by arranging for the payment of a check to Autotote Corporation for the short-swing profit resulting from the transaction contemplated herein;

         WHEREAS, contemporaneous with the January 7th Memorandum, Larry J. Lawrence, a Director of Autotote Corporation and a general partner of the general partner of Seller, had purchased from Thomas H. Lee or an affiliate, approximately 500,000 warrants similar in terms to the Warrants, for the same consideration as provided in this Agreement;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

I.    THE WARRANT.

(a) The Seller had agreed, on January 7, 1998, to sell the Warrant to the Buyer, and Buyer had agreed, on said date, to purchase from the Seller the Warrant at a price of $.90 per Warrant Share or an aggregate of $442,692.90 for all the Warrant Shares.

(b) The closing of the purchase, sale and delivery of the Warrant shall take place at the offices of Autotote Corporation, 750 Lexington Avenue, New York, New York 10022 on a date to be mutually agreed (such closing being called the "Closing" and such date and time being called the "Closing Date").

(c) The Buyer shall pay the purchase price for the Warrant by delivery of a check or by a wire transfer of same day funds to such account as Seller shall specify to Buyer in writing. At the Closing, the Seller shall deliver the Warrant to the Buyer together with the executed assignment form.

II.       REPRESENTATIONS AND WARRANTIES OF THE BUYER.

The Buyer hereby represents to the Seller that :

(a) he is an "accredited investor" within the meaning of Rule 501 of the Regulation D under the Securities Act of 1933, as amended ("the "Securities Act").

(b) he has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of his investment in the Company and he is able financially to bear the risks thereof.

(c) he  has  obtained  copies  of all of the  following  items  and  has  had an opportunity  to  review  them  prior  to the  execution  and  delivery  of  this
Agreement:  (i)  the  Company's  Annual  Report  on Form  10-K  filed  with  the
Securities  and  Exchange  Commission  ("SEC") for the most  recent  fiscal year
(including its financial statements included or incorporated by reference therein), (ii) the Company's Quarterly Reports on Form 10-Q filed with the SEC for each of the quarters ended since the date of such Annual Report, (iii) the Company's Current Reports on Form 8-K, if any, filed with the SEC during the most recent twelve months, (iv) the Company's Proxy Statements filed with the SEC during the most recent fiscal year, (v) the Company's Annual Report to Stockholders for the most recent fiscal year, and, (vi) the Company's Registration Statements filed with the SEC during the most recent twelve months.

(d) the Warrant is being acquired for his own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof other than in compliance with the Securities Act and applicable state securities laws.

(e) he understands that (i) neither the Warrant nor the Warrant Shares have been registered under the Securities Act in reliance upon one or more exemptions from the registration requirements of the Securities Act; (ii) the Warrant and Warrant Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration;
(iii) the Warrant and the Warrant Shares will bear a legend to such effect; and,
(iv) the Company will make a notation of its transfer books to such effect.

(f) he has no contract, arrangement or understanding with any broker, finder or similar agent with respect to any of the transactions contemplated by this Agreement; and,

(g) he is a natural person, that he has full legal right, power and authority to purchase the Warrant and that this Agreement has been fully authorized by all necessary action on his part and is a valid and binding agreement, enforceable against the Buyer in accordance with its terms.

III.      REPRESENTATIONS AND WARRANTIES OF THE SELLER.

The Seller hereby represents and warrants to the Buyer that:

(a) it has good and marketable title to the Warrant being sold hereunder, and is selling and delivering such Warrant to the Buyer free and clear from any liens, claims, options or other encumbrances.

(b) it has acquired the Warrant from the Company at least two years prior to the date hereof.

(c) it has not, directly or indirectly, offered to sell or solicited any offer to buy the Warrant by means of any general advertising or general solicitation.

(d) it has full legal right, power and authority to transfer the Warrant hereunder, and that this Agreement has been duly authorized by all necessary action on his part, including without limitation obtaining all necessary consents by, and making all necessary disclosures to, Seller's investors and partners in the fund, and is a valid and binding agreement, enforceable against the Seller in accordance with its terms, except as enforcement may be limited by general principles of equity or by bankruptcy, insolvency, moratorium and other laws affecting the enforcement of creditors' rights generally. This agreement shall be executed on behalf of Seller by both Larry J. Lawrence, and by another general partner of Seller' general partner.

IV.   PAYMENT OF SHORT-SWING PROFIT.

Larry J. Lawrence, the owner of a 6.93% pecuniary interest in the Seller, shall, at the Closing, deliver a check to the order of Autotote Corporation in the amount of $8,521.84. Said amount represents a short-swing profit of $.25 per share on 34,087.35 Autotote Corporation common shares purchased by Larry J. Lawrence and matched with his pecuniary interest in the Warrant shares sold by Seller.

V.    MISCELLANEOUS.

(a) Each of the parties hereto shall bear his own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated.

(b) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

(c) This Agreement constitutes the sole and entire agreement of the parties with respect to the subject matter hereof.

(d) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(e) This Agreement may not be amended or modified, and no provision hereof may be waived, without the prior written consent of both parties. Any such waiver may be given subject to the satisfaction of conditions stated therein and shall be effective only in the specific instance and for the specific purpose for which given.

(f) If any provision of this Agreement shall be declared void or unenforceable by any judicial or administrative authority, the validity of any other provision and of the entire Agreement shall not be affected thereby.

(g) The titles and subtitles used in this agreement are for convenience only and shall have no other effect.

(h) Each of the parties hereto agrees to execute and deliver such other documents and instruments and to take such further action as may be reasonably necessary to carry out fully the intent and purposes of this Agreement, including without limitation the registration of transfer of the Warrant to the Buyer on the records of the Company.

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the day and year first written above.

                                    LAWRENCE, TYRRELL, ORTALE and SMITH

                                    By:   Lawrence Venture Partners,
                                            General Partner


                                            By: /s/Larry J. Lawrence
                                                ---------------------------
                                                    Name: Larry J. Lawrence
                                                    Title:  General Partner


                                            By:  /s/Richard W. Smith
                                                ---------------------------
                                                    Name: Richard W. Smith
                                                    Title:  General Partner


                                        /s/A. Lorne Weil
                                        -----------------
                                        A. Lorne Weil